RenovoRx, Inc.

4546 El Camino Real, Suite B1

Los Altos, CA 94022

August 20, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	RenovoRx, Inc.
Registration Statement on Form S-1
Filed July 21, 2021
File No. 333-258071

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RenovoRx, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Daylight Time, on Tuesday, August 24, 2021, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (201) 669-0478 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

RENOVORX, INC.

By:	/s/ Shaun Bagai
Name:	Shaun Bagai
Title:	Chief Executive Officer